UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-41612

CUSIP Number 04541A105

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Asset Entities Inc.
Full Name of Registrant

Former Name if Applicable

100 Crescent Ct, 7th Floor
Address of Principal Executive Office (Street and Number)

Dallas, TX 75201
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced a delay in completing the necessary disclosures and finalizing its financial statements with its independent public accountant in connection with its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”). The Registrant was able to file its Form 10-K after 5:30 p.m. on April 1, 2024, but because it missed the 5:30 p.m. EDGAR filing deadline, the Annual Report is being posted on the SEC website as being filed on April 2, 2004. As a result of this delay, the Registrant was unable to file its Annual Report by the prescribed filing deadline April 1, 2024 without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew Kreuger	(214)	459-3117
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the financial statements to be included in the subject report will reflect revenues of approximately $0.27 million for the fiscal year ended December 31, 2023, a decrease of approximately $0.07 million, or 19%, from approximately $0.34 million for the fiscal year ended December 31, 2022. This anticipated change is primarily due to a decrease in revenues from Discord paying subscribers for the fiscal year ended December 31, 2023, compared to such revenues for the fiscal year ended December 31, 2022. There was no material difference in the Company’s subscription pricing structure between these periods.

The Company anticipates that the financial statements to be included in the subject report will reflect total operating expenses of approximately $5.2 million for the fiscal year ended December 31, 2023, an increase of approximately $4.2 million, or 427%, from approximately $1.0 million for the fiscal year ended December 31, 2022. This anticipated change is primarily due to an increase in advertising, marketing, payroll and other administrative expenses associated with the Company’s February 2023 initial public offering and administrative cost of public filings of approximately $1.7 million and an increase in management compensation costs of approximately $2.5 million for the fiscal year ended December 31, 2023 compared to such costs for the fiscal year ended December 31, 2022.

The Company anticipates that the financial statements to be included in the subject report will reflect loss from operations of approximately $5.0 million for the fiscal year ended December 31, 2023, an increase of approximately $4.4 million, or 664%, from approximately $0.6 million for the fiscal year ended December 31, 2022. This anticipated change is primarily due to an increase in advertising, marketing, payroll and other administrative expenses associated with the Company’s February 2023 initial public offering and administrative cost of public filings of approximately $1.7 million and an increase in management compensation costs of approximately $2.5 million for the fiscal year ended December 31, 2023 compared to such costs for the fiscal year ended December 31, 2022.

The Company’s anticipates that the financial statements to be included in the subject report will reflect a net loss of approximately $5.0 million for the fiscal year ended December 31, 2023, an increase of approximately $4.4 million, or 664%, from approximately $0.6 million for the fiscal year ended December 31, 2022. This anticipated change is primarily due to an increase in advertising, marketing, payroll and other administrative expenses associated with the Company’s February 2023 initial public offering and administrative cost of public filings of approximately $1.7 million and an increase in management compensation costs of approximately $2.5 million for the fiscal year ended December 31, 2023 compared to such costs for the fiscal year ended December 31, 2022.

Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements.” All statements other than statements of historical facts are forward-looking statements. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “will,” or “would” or the negative thereof or other variations thereof or comparable terminology. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the anticipated timing of completion of the Company’s financial statements for the fiscal year ended December 31, 2023. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Company’s actual results, performance, liquidity or achievements to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risk factors affecting the Company are discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”) available at www.sec.gov. The Company cautions you that the list of risk factors included in the Company’s SEC filings may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Notification of Late Filing on Form 12b-25 may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Asset Entities Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 2, 2024	By:	/s/ Arshia Sarkhani
Arshia Sarkhani Chief Executive Officer

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